EXHIBIT 12
FINANCIAL INSTITUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
EARNINGS:

Pre-tax income (loss) from continuing operations	$(47,459)	$21,209	$23,607	$2,852	$16,113
Fixed charges	36,518	49,153	45,715	37,379	32,694

Earnings, including interest on deposits (a)	$(10,941)	$70,362	$69,322	$40,231	$48,807

LESS: Interest on deposits	29,349	42,714	37,445	30,255	24,624

Earnings, excluding interest on deposits (b)	$(40,290)	$27,648	$31,877	$9,976	$24,183

FIXED CHARGES:
Interest on deposits	$29,349	$42,714	$37,445	$30,255	$24,624
Interest on borrowings	4,268	4,425	6,159	6,140	6,144
Amortized premiums, discounts and capitalized expenses related to indebtedness (1)	—	—	—	—	—
Estimated interest component of rent expense (2)	111	97	90	65	65
Preferred security dividends (3)	2,790	1,917	2,021	919	1,861

Fixed charges, including interest on deposits (c)	$36,518	$49,153	$45,715	$37,379	$32,694

LESS: Interest on deposits	29,349	42,714	37,445	30,255	24,624

Fixed charges, excluding interest on deposits (d)	$7,169	$6,439	$8,270	$7,124	$8,070

Ratio of earnings to combined fixed charges and preferred security dividends:
Including interest on deposits (a / c)	*	1.43	1.52	1.08	1.49
Excluding interest on deposits (b / d)	*	4.29	3.85	1.40	3.00

(1)	Any discount, premium or capitalized expenses on debt are included in interest on borrowings.

(2)	Estimated to be approximately 10% of rent expense.

(3)	Preferred security dividends are shown on a tax-equivalent basis, computed using the effective income tax rate from continuing operations for each period shown.

*	Ratios for this period are less than 1.00. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $47.5 million.